UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

VOLCANO CORPORATION
(Exact Name of Registrant as Specified in Charter)
Delaware	000-52045	33-0928885
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

3721 Valley Centre Drive, Suite 500 San Diego, California	92130
(Address of Principal Executive Offices)	(Zip Code)

Darin Lippoldt	(800) 228-4728
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Volcano Corporation (the "Company") has filed a Conflict Minerals Report with the Securities and Exchange Commission as Exhibit 1.02 hereto, which is incorporated herein by reference and which is publicly available at www.volcanocorp.com.

Item 1.02	Exhibits

The Company has filed the Conflict Minerals Report required by Item 1.01 as Exhibit 1.02 to this Form SD.

Section 2	Exhibits

Item 2.01	Exhibits

Exhibit Number	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLCANO CORPORATION

By:	/s/ Darin Lippoldt
Darin Lippoldt Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
Dated: June 2, 2014

Exhibit Index

Exhibit Number	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.